Ledgerock, LLC (the "Company") a Chicago Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021, 2022, & 2023



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Ledgerock, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021, 2022, & 2023 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
April 5, 2024

Vincenzo Mongio

Statement of Financial Position

	As of December 31,		
	2023	**2022**	**2021**
ASSETS			
Current Assets			
Cash and Cash Equivalents	35,416	14,038	23,371
Accounts Receivable	83,718	451	-
Total Current Assets	119,134	14,489	23,371
Non-current Assets			
Mixer/Roller/Fridge, net of Accumulated Depreciation	17,827	24,524	-
Right of Use Operating Lease Asset	62,250	60,000	-
Security Deposit	4,000	4,000	-
Total Non-Current Assets	84,077	88,524	-
TOTAL ASSETS	203,211	103,013	23,371
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable	16,324	23,077	5,859
Line of Credit	36,349	20,162	-
Sales and Payroll Taxes Payable	8,660	4,827	442
Current Portion of Right of Use Operating Lease Liabilities	49,800	48,000	-
Total Current Liabilities	111,133	96,066	6,301
Long-term Liabilities			
Non-current Portion of Right of Use Operating Lease Liabilities	12,450	12,000	-
Accrued Interest	22,218	-	-
Notes Payable	70,130	-	-
Total Long-Term Liabilities	104,798	12,000	-
TOTAL LIABILITIES	215,931	108,066	6,301
EQUITY			
Additional Paid in Capital	(54,123)	(34,747)	(15,036)
Accumulated Deficit	41,404	29,694	32,106
Total Equity	(12,719)	(5,053)	17,070
TOTAL LIABILITIES AND EQUITY	203,211	103,013	23,371

Statement of Operations

	Year Ended December 31,		
	2023	**2022**	**2021**
Revenue	669,608	246,164	88,912
Cost of Revenue	125,656	55,063	32,530
Gross Profit	543,952	191,101	56,383
Operating Expenses			
Advertising and Marketing	1,236	10,789	6,379
General and Administrative	433,044	144,303	24,340
Rent and Lease	58,790	37,064	1,330
Depreciation	8,297	1,638	-
Total Operating Expenses	501,367	193,795	32,049
Operating Income (loss)	42,585	(2,694)	24,334
Other Income			
Interest Income	-	502	-
Total Other Income	-	502	-
Other Expense			
Interest Expense	30,875	220	-
Total Other Expense	30,875	220	-
Earnings Before Income Taxes	11,710	(2,412)	24,334
Provision for Income Tax Expense/(Benefit)	-	-	-
Net Income (loss)	11,710	(2,412)	24,334

Statement of Changes in Member Equity

	Member Capital		
	$ Amount	**Accumulated Deficit**	**Total Member Equity**
Beginning Balance at 1/1/2021	(175)	7,773	7,598
Capital Contributions	889	-	889
Capital Distributions	(15,750)	-	(15,750)
Net Income (Loss)	-	24,334	24,334
Ending Balance 12/31/2021	(15,036)	32,106	17,070
Capital Contributions	16,690	-	16,690
Capital Distributions	(36,401)	-	(36,401)
Net Income (Loss)	-	(2,412)	(2,412)
Ending Balance 12/31/2022	(34,747)	29,694	(5,053)
Capital Contributions	11,601	-	11,601
Capital Distributions	(30,977)	-	(30,977)
Net Income (Loss)	-	11,710	11,710
Ending Balance 12/31/2022	(54,123)	41,404	(12,719)

Statement of Cash Flows

	Year Ended December 31,		
	2023	**2022**	**2021**
OPERATING ACTIVITIES			
Net Income (Loss)	11,710	(2,412)	24,334
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation	8,297	1,638	-
Accounts Payable and Accrued Expenses	(6,753)	17,217	5,155
Accounts Receivable	(83,267)	(451)	-
Sales and Payroll Taxes Payable	3,833	4,386	429
Accrued Interest	22,218	-	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(55,672)	22,790	5,584
Net Cash provided by (used in) Operating Activities	(43,962)	20,378	29,918
INVESTING ACTIVITIES			
Mixer/Roller/Fridge	(1,600)	(26,162)	-
Security Deposit	-	(4,000)	-
Net Cash provided by (used by) Investing Activities	(1,600)	(30,162)	-
FINANCING ACTIVITIES			
Distribution to Members	(30,977)	(36,401)	(15,750)
Contributions from Members	11,601	16,690	889
Proceeds from Line of Credit	16,187	20,162	-
Proceeds from the Issuance of Notes	70,130	-	-
Net Cash provided by (used in) Financing Activities	66,941	451	(14,861)
Cash at the beginning of period	14,038	23,371	8,315
Net Cash increase (decrease) for period	21,379	(9,333)	15,056
Cash at end of period	35,417	14,038	23,371

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Ledgerock, LLC ("the Company") dba Zeitlin's Delicatessen (ZD) was formed in Chicago on August 3ʳᵈ, 2020. The Company plans to earn revenue by selling baked goods through 4 different revenue channels: Catering, Wholesale, FoodStall Sales, and Vendors Markets. The Company's headquarters is in Chicago, Illinois. The Company's customers will be located in the United States.

The Company will continue conducting a crowdfunding campaign under regulation CF in 2024 to raise operating capital for business expansion.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Revenue is generally recognized at the point of sale with payment in full prior to the Company's performance obligations. The Company's performance obligation is satisfied once the food has been produced and delivered to the customer. This applies to their Vendors Market, Wholesale, Catering segments and FoodStall Sales. The Company operates exclusively in the consumer food industry, with operating segments aggregated into four reportable segments:

- Vendors Market
- Wholesale
- Catering
- FoodStall Sales

Vendors markets represent over 70% of the Company's income, Wholesale and Catering represent around 15% each. It's important to note that a fourth segment, FoodStall Sales, is emerging. As the Company is based in Chicago, the majority of the Company's revenue is being generated seasonally during the non-winter months. The FoodStall Sales represents a significant portion of revenue during winter months (contributing 50%-60% on a monthly basis), the overall revenue recognition pattern might exhibit some seasonality, particularly in the initial years of operation.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Mixer/Roller/Fridge	7	27,762	(9,935)	-	17,827
Grand Total	**-**	**27,762**	**(9,935)**	**-**	**17,827**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific

invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2023.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Rent and Lease

The Company leases a production space for cooking purposes. Currently, the Company leases 2,000 sqft for a monthly payment of $4,250, which is set to end December 31st, 2024. The lease contains a one-time extension term of 3 months. The lease required a security deposit of $4,000, which makes up the entire security deposit of $4,000 listed on the balance sheet as of December 31st, 2023, herein. The Company has a right of use asset and corresponding lease liability amount of $62,250 as of December 31st, 2023.

The Company entered into another lease in late 2023 that has a one year term date and requires monthly payments of the greater of 14% of sales or $3,500.

NOTE 5 – LIABILITIES AND DEBT

In September 2023, the Company issued promissory notes denominated as "Bagel Bonds" through the platform "Wefunder" (please see https://wefunder.com/zeitlinsdelicatessen) where several investors invested in the Company. The incentive for the purchase of these promissory notes ranged from an ROI of 5% and 6% of accrued interest compounded annually over 5 years, the Company will pay the interest plus the investment at maturity, which ranges from September to October of 2028. The Company had a loan payable balance of $70,130 and an accrued interest balance of $22,218 as of December 31st, 2023, related to this loan.

The Company had a line of credit liability balance of $36,349 as of December 31st, 2023. The line of credit accrues interest at approximately 12%. The Company also had a total credit card balance of $16,324 as of December 31st, 2023.

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	$52,673
2025	-
2026	-
2027	-
2028	$70,130
Thereafter	-

NOTE 6 – EQUITY

The Company is a limited liability company with one class of unit wholly owned by one owner.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 5, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

The Company still does not have any assurances that the business will be successful in the long term. The Company is facing a number of challenges, including rising costs and increasing competition. The Company will continue to monitor its financial performance and take steps to mitigate these risks. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.